MECHEL REPORTS THE 2011 FINANCIAL RESULTS

Revenue amounted to $12.5 billion
Consolidated adjusted EBITDA amounted to $2.4 billion
Net income attributable to shareholders of Mechel OAO amounted to $728 million

Moscow, Russia – May 10, 2012 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the full year 2011.

Mechel OAO’s Chief Executive Officer Yevgeny Mikhel commented on the 2011 financial results: “On the whole, last year was quite successful for the Group. Despite difficulties with economic development in many countries that are traditional customers of Mechel’s products, volatility in the financial markets and ambiguous price dynamics for our company’s key products, we not only managed to implement a fairly large-scale investment program and advance on our key projects, but also improve on the previous year’s main financial parameters. In that, a major role was played by the company’s competitive advantages such as a full range of coal and steel products offered by our sales branches, expansive geographical presence and the leading positions maintained by the company’s divisions in their market segments, supported by the holding’s integrated structure.”

Consolidated Results For The Full Year 2011

US$ thousand	FY 2011	FY 2010	Change Y-on-Y
Revenue from external customers	12,546,285	9,746,036	28.7%

Intersegment sales	2,068,494	1,635,536	26.5%

Operating income	1,831,663	1,532,207	19.5%

Operating margin	14.60%	15.72%	-

Net income attributable to shareholders of Mechel OAO	727,885	657,213	10.8%

Adjusted EBITDA (1) (2)	2,393,104	2,015,446	18.7%

Adjusted EBITDA, margin (1)	19.07%	20.68%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

Consolidated Results For The 4Q 2011

US$ thousand	4Q 2011	3Q 2011	Change Q-on-Q
Revenue from external customers	2,929,159	3,210,182	-8.8%

Intersegment sales	482,166	493,962	-2.4%

Operating income	377,494	529,484	-28.7%

Operating margin	12,89%	16,49%	-

Net income attributable to shareholders of Mechel OAO	201,155	25,708	682,5%

Adjusted EBITDA (1) (2)	536,342	677,589	-20.8%

Adjusted EBITDA, margin (1)	18.31%	21.11%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

The net revenue in 2011 increased by 28.7% and amounted to $12.5 billion compared to $9.7 billion in 2010. The operating income rose by 19.5% and amounted to $1.8 billion or 14.60% of the net revenue, compared to the operating income of $1.5 billion or 15.72% of the net revenue in 2010.

In 2011, Mechel’s consolidated net income attributable to shareholders of Mechel OAO increased by 10.8% to $727.9 million compared to the consolidated net income attributable to shareholders of Mechel OAO of $657.2 million in 2010.

The consolidated adjusted EBITDA in 2011 increased by 18.7% to $2.4 billion, compared to $2.0 billion in 2010. Depreciation, depletion and amortization in 2011 for the Company were $561.1 million, an increase of 18.2% compared to $474.6 million in 2010.

Mining Segment Results For The Full Year 2011

			Change
US$ thousand	FY 2011	FY 2010	Y-on-Y
Revenue from external customers	4,139,948	3,050,950	35.7%

Intersegment sales	1,052,080	805,215	30.7%

Operating income	1,691,385	1,185,892	42.6%

Net income attributable to shareholders of Mechel OAO	1,069,892	756,687	41.4%

Adjusted EBITDA(1) (2)	2,023,827	1,467,936	37.9%

Adjusted EBITDA, margin (3)	38.98%	38.07%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Results For The 4Q 2011

			Change
US$ thousand	4Q 2011	3Q 2011	Q-on-Q
Revenue from external customers	1,061,435	1,146,577	-7.4%

Intersegment sales	263,744	250,884	5.1%

Operating income	497,417	427,457	16.4%

Net income attributable to shareholders of Mechel OAO	439,066	14,206	2,990.7%

Adjusted EBITDA(1) (2)	592,825	511,845	15.8%

Adjusted EBITDA, margin (3)	44.74%	36.63%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales

Mining Segment Output and Sales For The Full Year 2011

Production:

	2011,	2010,
Product name	thousand tonnes	thousand tonnes	2011 vs. 2010, %
Coal (run-of-mine)	27,625	28,044	-1%

Product Sales:

	2011,	2010,
Product name	thousand tonnes	thousand tonnes	2011 vs. 2010, %
Coking coal concentrate	12,515	11,432	+9%

Including coking coal concentrate supplied to Mechel enterprises	2,876	3,100	-7%

PCI	1,969	456	332%

Anthracites	2,344	1,718	36%

Including anthracites supplied to Mechel enterprises	323	219	47%

Steam coal	6,438	8,242	-22%

Including steam coal supplied to Mechel enterprises	1,319	1,813	-27%

Iron ore concentrate	4,404	4,393	0%

Including iron ore concentrate supplied to Mechel enterprises	1,693	631	168%

Coke	3,457	3,696	-6%

Including coke supplied to Mechel enterprises	2,415	2,469	-2%

Mining segment’s revenue from external customers in 2011 totaled $4.1 billion or 33% of the consolidated net revenue, an increase of 35.7% over net segment’s revenue from external customers of $3.1 billion, or 31% of the consolidated net revenue in 2010.

The operating income in the mining segment in 2011 increased by 42.6% to $1.7 billion, or 32.6% of total segment’s revenue, compared to the operating income of $1.2 billion, or 30.8% of total segment revenue for the 2010. The adjusted EBITDA in the mining segment in 2011 increased by 37.9% and amounted to $2.0 billion compared to segment’s adjusted EBITDA of $1.5 billion in 2010. The adjusted EBITDA margin for the mining segment in 2011 was 39.0% compared to 38.1% in 2010. Depreciation, depletion and amortization in the mining segment amounted to $328.5 million which is 16.7% more than $281.4 million in 2010.

Mechel Mining Management Company OOO’s Chief Executive Officer Boris Nikishichev commented on the mining segment’s results: “Last year we managed not only to maintain and improve the previous year’s high results, but also implement a series of large-scale strategic tasks key to developing our production capacity and resource base for the mining division’s enterprises. Production problems in the first half of the year and the worsening market situation in the second half did not prevent us from increasing sales of coal products and show significant growth on all key financial parameters.
“For the mining division, last year capital expenditure peaked both on maintenance and technical re-equipment of existing facilities and implementation of an ambitious investment program. We reached important milestones in the division’s key investment project — development of the Elga coking coal deposit. The Elga open pit was launched into production as earlier planned, and a railroad linking the deposit with Baikal-Amur Mainline was opened in record time. With the launch of direct railway access to Elga, we met the requisite conditions for further development of the coal complex and a significant increase in coal mining volumes. This year we plan to commission the first coal washing facilities at the deposit, which will enable us to produce coking coal concentrate and other products in close proximity to the open pit.
“By expanding our offer of high value-added products, last year we consolidated our positions on the PCI export market. We also continued to develop the division’s global sales network, creating a joint venture for selling coals in India and opening Mechel Carbon AG’s representative office in Singapore.
“In 2011, the mining segment managed to demonstrate successful results, attain significant progress in implementing priority projects and create the basis for their development this year.”

Steel Segment Results For The Full Year 2011

			Change
US$ thousand	FY 2011	FY 2010	Y-on-Y
Revenue from external customers	7,154,417	5,586,224	28.1%

Intersegment sales	310,416	247,453	25.4%

Operating income	191,748	297,557	-35.6%

Net income (loss) attributable to shareholders of Mechel OAO	(232,606)	90,847	-356.0%

Adjusted EBITDA (1) (2)	318 875	413,577	-22.9%

Adjusted EBITDA, margin (3)	4.27%	7.09%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Results For The 4Q 2011

			Change
US$ thousand	4Q 2011	3Q 2011	Q-on-Q
Revenue from external customers	1,541,256	1,795,761	-14.2%

Intersegment sales	76,120	70,499	8.0%

Operating income	(86,173)	115,550	-174.6%

Net income / (loss) attributable to shareholders of Mechel OAO	(194,389)	18,037	-1,177.7%

Adjusted EBITDA (1) (2)	(49,806)	153,466	-132.5%

Adjusted EBITDA, margin (3)	-3.08%	8.22%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output and Sales For The Full Year 2011

Production:

	2011,	2010,
Product name	thousand tonnes	thousand tonnes	2011 vs. 2010, %
Pig iron	3,728	4,149	-10%

Steel	6,118	6,073	+1%

Product Sales:

	2011,	2010,
Product name	thousand tonnes	thousand tonnes	2011 vs. 2010, %
Flat products	683	474	44%

Including those produced by third parties	392	172	128%

Long products	3,839	3,415	12%

Including those produced by third parties	853	520	64%

Billets	2,116	2,357	-10%

Including those produced by third parties	1,437	1,492	-4%

Hardware and welded mesh	963	823	17%

Including those produced by third parties	52	29	79%

Forgings	60	64	-6%

Stampings	117	96	21%

Mechel’s steel segment’s revenue from external customers in 2011 amounted to $7.2 billion, or 57.0% of the consolidated net revenue, an increase of 28.1% over the net segment’s revenue from external customers of $5.6 billion, or 57.3% of consolidated net revenue, in 2010.

In 2011, the steel segment’s operating income decreased by 35.6% and totaled $191.7 million, or 2.6% of total segment’s revenue, versus the operating income of $297.6 million, or 5.1% of total segment’s revenue, in 2010. The adjusted EBITDA in the steel segment in 2011 decreased by 22.9% and amounted to $318.9 million, compared to the adjusted EBITDA of $413.6 million in 2010. The adjusted EBITDA margin of the steel segment was 4.27% in 2011, versus the adjusted EBITDA margin of 7.09% in 2010. Depreciation and amortization in steel segment rose by 13.6% from $110.9 million in 2010 to $126.0 million in 2011.

Mechel-Steel Management OOO’s Chief Executive Officer Andrey Deineko noted in commenting on the steel segment’s results: “Steel products markets’ deterioration in the fourth quarter of 2011, which led to lower demand and steel prices, brought about a decrease in the division’s earnings. This factor especially affected our Romanian enterprises, which mostly supply their products to the European market. The decrease in sales of the Romanian enterprises’ finished products led to an increase in production costs, which put marked pressure on the division’s financial results both in the fourth quarter and for the year as a whole. It must be noted, however, that volatility on the steel markets was significantly offset by the Mechel Service Global sales network, which has grown much in the past 3 years. We can confidently say that major funds we invested in this project, including those from the working capital, were justified, as it minimized the effect of decreased demand on our cash flow thanks to a much wider sales geography.
“The reporting period was marked by a series of positive events. For example, in the fourth quarter of 2011 we cut production costs for steel products at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant also launched a new quality steel producing complex, which will work within the same production cycle as the universal rolling mill. As part of our efforts to cut costs, we are reconsidering production plans in favor of more profitable products, optimizing technological processes and consumption indices.”

Ferroalloys Segment Results For The Full Year 2011

			Change
US$ thousand	FY 2011	FY 2010	Y-on-Y
Revenue from external customers	475,254	455,199	4.4%

Intersegment sales	199,191	173,853	14.6%

Operating (loss) / income	(44,912)	22,958	-295.6%

Net loss attributable to shareholders of Mechel OAO	(71,578)	(186,256)	61.6%

Adjusted EBITDA (1) (2)	45,879	94,431	-51.4%

Adjusted EBITDA, margin (3)	6.80%	15.01%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Results For The 4Q 2011

			Change
US$ thousand	4Q 2011	3Q 2011	Q-on-Q
Revenue from external customers	115,888	103,713	11.7%

Intersegment sales	15,997	59,829	-73.3%

Operating loss	(35,929)	(19,757)	-81.9%

Net loss attributable to shareholders of Mechel OAO	(39,141)	(9,691)	-303.9%

Adjusted EBITDA (1) (2)	(11,224)	2,781	-503.6%

Adjusted EBITDA, margin (3)	-8.51%	1.70%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output and Sales For The Full Year 2011

Product Sales:

	2011,	2010,
Product name	thousand tonnes	thousand tonnes	2011 vs. 2010, %
Nickel	16.3	16.6	-1%

Including nickel supplied to Mechel enterprises	4.9	4.7	5%

Ferrosilicon	84	88	-4%

Including ferrosilicon supplied to Mechel enterprises	30	25	20%

Chrome	58	54	8%

Including chrome supplied to Mechel enterprises	14	15	-7%

Ferroalloys segment’s revenue from external customers in 2011 amounted to $475.3 million, or 3.8% of the consolidated net revenue, an increase of 4.4% compared with the segment’s revenue from external customers of $455.2 million or 4.7% of the consolidated net revenue, in 2010.

In 2011, the operating loss in the ferroalloys segment totaled $44.9 million, or -6.66% of total segment’s revenue, as compared to operating income of $23.0 million, or 3.65% of total segment’s revenue, in 2010. The adjusted EBITDA in the ferroalloys segment in 2011 decreased by 51.4% and amounted $45.9 million, compared to segment’s adjusted EBITDA of $94.4 million in 2010. The adjusted EBITDA margin of the ferroalloys segment comprised 6.8% in 2011 compared to the adjusted EBITDA margin of 15.0% in 2010. Ferroalloys segment’s depreciation, depletion and amortization in 2011 were $90.0 million, an increase of 33.7% over $67.3 million in 2010.

Mechel-Ferroalloys Management OOO’s Chief Executive Officer Gennady Ovchinnikov noted: “The fourth quarter was characterized by ambiguous trends which had their effect on the segment’s results. We managed to stabilize nickel costs to a certain extent. During test probes on chrome briquette producing equipment we decreased ferrochrome production costs despite growing chrome ore concentrate prices. We expected to see a certain growth in ferrosilicon production costs in the fourth quarter, due to the reconstruction of Bratsk Ferroalloy Plant’s furnace # 4, which was launched into production in the first quarter of 2012 as planned. At the same time the degressive price dynamics for the division’s finished products continued to affect the division’s financial parameters. We see further ways to optimize costs at Bratsk Ferroalloy Plant, where a modernized furnace was launched, as well as works are underway to transfer the plant fully to its own resource base at the Uvatsk quartzite deposit. We expect further improvements at Tikhvin Ferroalloy Plant, where the chrome briquette producing workshop is working at full capacity since the first quarter of this year.”

Power Segment Results for The Full Year 2011

			Change
US$ thousand	FY 2011	FY 2010	Y-on-Y
Revenue from external customers	776,666	653,663	18.8%

Intersegment sales	506,807	409,015	23.9%

Operating income	23,759	46,724	-49.2%

Net income attributable to shareholders of Mechel OAO	(5,808)	16,859	-134.5%

Adjusted EBITDA (1) (2)	36,537	60,426	-39.5%

Adjusted EBITDA, margin(3)	2.85%	5.69%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Results for The 4Q 2011

			Change
US$ thousand	4Q 2011	3Q 2011	Q-on-Q
Revenue from external customers	210,579	164,132	28.3%

Intersegment sales	126,305	112,750	12.0%

Operating income / (loss)	688	(10,288)	106.7%

Net loss attributable to shareholders of Mechel OAO	(5,907)	(13,374)	55.8%

Adjusted EBITDA (1) (2)	3,019	(7,032)	142.9%

Adjusted EBITDA, margin(3)	0.90%	-2.54%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output and Sales For The Full Year 2011

	2011,	2010,
Product name	thousand tonnes	thousand tonnes	2011 vs. 2010, %
Electric power generation (ths. kWh)	3,915,202	4,577,777	-14%

Heat power generation (Gcal)	7,078,075	6,951,511	2%

Mechel’s power segment’s revenue from external customers in 2011 comprised $776.7 million, or 6.2% of consolidated net revenue, an increase of 18.8% compared with the segment’s revenue from external customers of $653.7 million or 6.7% of consolidated net revenue in 2010.

The operating income in the power segment in 2011 amounted to $23.8 million, or 1.9% of the total segment’s revenue in the same period, a decrease of 49.2% compared to the operating income of $46.7 million, or 4.4% of the total segment’s revenue, in 2010. The adjusted EBITDA in the power segment in 2011 went down by 39.5% totaling $36.5 million, compared to the adjusted EBITDA of $60.4 million in 2010. The adjusted EBITDA margin for the power segment in 2011 amounted to 2.9% compared to 5.7% in 2010. Depreciation and amortization in power segment in 2011 increased by 10.95% comparing with the 2010 from $14.98 million to $16.62 million.

Mechel-Energo OOO’s Chief Executive Officer Yuri Yampolsky noted: “The division’s results improved in the fourth quarter as expected, which was due to the heating season and an increase in capacity utilization. The segment had positive results in operational profit and EBITDA. Nevertheless, growing commercial costs, mostly due to rising electricity traffic tariffs, had a marked effect on the end result. In order to improve the situation, we have worked out and are implementing a series of steps aimed at cutting production costs as well as optimizing the capital expense program.”

Recent Highlights

•	In December 2011 Mechel announced the launch of the blooming concaster #5 at Chelyabinsk Metallurgical Plant’s oxygen converter shop. The blooming concaster #5 with an annual capacity of one million tonnes is due to supply the universal rolling mill with top-quality continuously-cast billets. The concaster #5 is part of a complex which produces rail steel and rail billets. The estimated funding for the complex, including the blooming concaster #5, the ladle furnace # 4 and the vacuum degasser, totals some 189 million dollars.

•	In December 2011 Mechel announced the launch of the reconstructed coke-oven battery #5 at Mechel-Coke OOO. The battery’s annual capacity is 470,000 tonnes of coke. Once the battery reaches full load, Mechel-Coke will produce over 3.1 million tonnes of coke a year, boosting production by 17%. Reconstruction of coke-oven battery #5’s facilities cost a total of 1.8 billion rubles (approximately 56.2 million US dollars).

•	In December 2011 Mechel announced closure of the transaction for the acquisition of 100% of the shares of Donetsk Electrometallurgical Plant (DEMZ AO) with an annual capacity of over 1 million tonnes. The consideration of $537 million is payable over several years.

•	In January 2012 Mechel announced that it has finished laying tracks along the entire route of the railway link from Ulak station to the Elga coal deposit. This has opened traffic along the entire route from Baikal-Amur Mainline’s Ulak station to the Elga deposit. The railway track’s construction has thus far required investment of some 40 billion rubles (1.25 billion US dollars). Construction involved laying 321 kilometers of tracks.

•	On February 10th, 2012 Mechel reported that work was temporarily halted at several facilities at New-Olzherassk mine which is part of Southern Kuzbass Coal Company. Following a check conducted by the Mezhdurechensk territorial branch of the Southern Siberian department of the Federal Agency for Ecological, Technological and Nuclear Monitoring, mining at New-Olzherassk mine was suspended by order of the Mezhdurechensk city court. On February 16th, 2012 Mechel reported that work at several facilities at New-Olzherassk mine was resumed fully. Administrative suspension of work at several facilities at New-Olzherassk mine was lifted ahead of schedule by order of the Mezhdurechensk city court as all grounds for the suspension have been eliminated.

•	In February 2012 Mechel announced successful closure of the books for the placement of its BO-04 series bonds. The funds procured by the placement will be used to re-finance short-term debt facilities. The bonds have a total nominal value of 5.0 billion rubles (approximately 167 million US dollars). The first coupon rate is 10.25% per year. VTB Capital ZAO, Otkritie Bank OAO, Troika Dialog Investment Company ZAO and Coalmetbank OAO acted as managers of the placement.

•	In February 2012 Mechel reported that work was temporarily halted at Mechel Campia Turzii and Ductil Steel Buzau plants due to problems with shipping in raw materials because of severe weather conditions.

•	In February 2012 Mechel reported that smelting production was temporarily halted at Mechel Targoviste and Ductil Steel Otelu Rosu plants due to problems with shipping in scrap because of severe weather conditions.

•	In February 2012 Mechel reported the launch of a chrome briquette producing workshop at Tikhvin Ferroalloy Plant that will allow to increase the furnaces’ capacity from 12 to 14.4 MW, significantly broaden the plant’s ore base and fully use the dust formed during the gas purification process. The briquette-producing workshop will have the monthly production capacity of 5,500 tonnes of chrome briquettes. Investment in the project totaled over 350 million rubles (proximately 11.8 million US dollars).

•	In February 2012 Mechel announced that coal mining at Southern Kuzbass Coal Company OAO’s New-Olzherassk Underground mine’s long wall face # 21-1-7 has been temporarily halted due to coal self-heating. Mining operations are currently suspended.

•	In February 2012 Mechel reported that the environment management system at Tikhvin Ferroalloy Plant was certified as compliant with the international ISO 14001 standard. The certificate was granted by the international auditing company TUV SUD Management Service.

•	In March 2012 Mechel reported that a ceremony was held to launch the first line of Chelyabinsk Metallurgical Plant’s universal rolling mill — a complex producing quality steel. It includes blooming concaster # 5 with an annual capacity of 1 million tonnes, two-position ladle-furnace #4 with an annual capacity of 1.2 million tonnes of steel, and a two-chamber vacuum degasser with an annual capacity of 650 thousand tonnes which were launched for hot testing in December 2011. Investment in the entire rail- and beam-producing complex will total 853.9 million dollars.

•	In March 2012 Mechel reported that smelting production at Otelu Rosu has been temporarily halted due to a contingency situation. As a result of a malfunction in the technological process, slag and steel went through the inner protective coating of an electric arc furnace #2. Operations at Otelu Rosu’s smelting workshop resumed on March 24. All of the incident’s effects were eliminated as a result of measures implemented at the plant.

•	In March 2012 Mechel announced receiving subsoil licenses for researching, investigating and extracting iron ore in the Sutamsky area and in the Sivaglinsky deposit, both located in the Republic of Sakha (Yakutia)’s Neryungri region. The Sutamsky iron ore area is about 3,300 square kilometers and consists of several promising iron ore deposits. The license area is over 740 square kilometers. Its estimated reserves under Russian standards are 1.35 billion tonnes. Sutamsky ores’ Fe content averages 32-40%. The 25-year subsoil license for the Sutamsky iron ore area’s plot cost some 91 million rubles (3 million US dollars). Reserves of the Sivaglinsky deposit under Russian standards are about 26.4 million tonnes. The 10-year subsoil license for use of Sivaglinsky reserves cost some 140 million rubles (4.7 million US dollars).

•	In March 2012 Mechel announced that a ferroalloy electric furnace was installed and the first smelting of ferrosilicon conducted as part of modernization of Bratsk Ferroalloy Plant. Bratsk Ferroalloy Plant’s reconstruction began in late 2010 and will be completed in 2013. After the new furnaces are commissioned, Bratsk Ferroalloy Plant’s production capacity will increase by 30% and its power consumption will be reduced by 10-13%. Investment in the project topped 1.9 billion rubles (65 million US dollars).

•	In March 2012 Mechel announced that it commenced discussions with its lenders seeking waivers and amendments to certain of its credit facilities. In April 2012 Mechel announced completion of talks with lenders resulting in waivers and amendments to certain major credit facilities. These talks were successfully completed on April 26, 2012, as lenders confirmed their agreement to waivers on a number of credit facilities and including a significant structural change to financial covenants. These changes to the financial parameters will increase the company’s financial and operational flexibility, even in the event that price volatility on key markets increases.

•	In April 2012 Mechel announced the successful closure of the books for the placement of its BO-05, BO-06, BO-07, BO-11 and BO-12 series bonds. The bonds have a total nominal value of 15.0 billion rubles (approximately 510 million US dollars). The first coupon rate is 11.25% per year. The funds procured by the placement have been used solely for the re-financing of the short-term debt. VTB Capital ZAO and Coalmetbank OAO acted as the joint bookrunners for the placement.

•	In April 2012 Mechel announced the extension of credit facilities totalling 13.6 billion rubles (approximately 462 million US dollars) previously obtained from VTB Bank for Mechel’s enterprises. Subsidiaries of Mechel Mining, which is part of Mechel Group, and VTB Bank signed amendments to the credit facilities, extending the maturities by three years until 2015.

•	In April 2012 Mechel reported acquiring 15 BelAZ mining dump trucks. The mining dump trucks are acquired on behalf of Yakutugol Holding Company OAO and Korshunov Mining Plant OAO on lease contracts signed with Sberbank Leasing ZAO. The sum of those contracts totaled 870 million rubles (29.5 million US dollars).

•	In May 2012 Mechel announced the signing of long-term loan facilities with Gazprombank on providing credit lines to Yakutugol Holding Company OAO and Southern Kuzbass Coal Company OAO in the aggregate amount of 500 million US dollars. The new loan facilities include a five-year tenor with a three-year grace period.

•	In May 2012 Mechel announced signing agreements with Gazprombank for the extension of credit facilities totalling 22 billion rubles (approximately 750 million US dollars).

•	In May 2012 Mechel reported that mining at Southern Kuzbass Coal Company OAO’s Sibirginsk Mine was resumed.

***

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the FY 2011 amounted to $1,829.5 million, of which $1,209.7 million was invested in the mining segment, $539.0 million was invested in the steel segment, $62.1 million was invested in the ferroalloy segment and $18.7 million was invested in the power segment.

As of December 31, 2011, total debt was at $9.9 billion. Cash and cash equivalents amounted to $643.4 million and net debt amounted to $9.3 billion (net debt is defined as total debt outstanding less cash and cash equivalents) at end of 4Q 2011.

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the FY 2011 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain/(loss), Gain/(loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Amount attributable to non-controlling interests and Income taxes. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

Consolidated results

US$ thousand	FY 2011	FY 2010
Net income	727,885	657,213

Add:
Depreciation, depletion and amortization Forex loss / (gain)	561,111	474,580
Loss from remeasurement of contingent liabilities at	117,076	14,544
fair value	1,760	1,630
Interest expense	561,490	558,397
Interest income	(16,786)	(17,167)
Net result on the disposal of non-current assets	5,126	14,832
Amount attributable to non-controlling interests	75,562	34,761
Income taxes	359,880	276,656

Adjusted EBITDA	2,393,104	2,015,446

US$ thousand	4Q 2011	3Q 2011
Net income	201,155	25,708

Add:	139,533	142,787
Depreciation, depletion and amortization	(14,441)	295,727
Forex loss / (gain)	457	448
Loss from remeasurement of contingent liabilities at	113,363	157,161
fair value	(6,689)	(3,068)
Interest expense	11,301	(789)
Interest income	22,516	6,495
Net result on the disposal of non-current assets	69,147	53,120
Amount attributable to non-controlling interests Income taxes

Adjusted EBITDA	536,342	677,589

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2011	FY 2010
Revenue, net	12,546,285	9,746,036

Adjusted EBITDA	2,393,104	2,015,446

Adjusted EBITDA, margin	19.07%	20.68%

US$ thousand	4Q 2011	3Q 2011
Revenue, net	2,929,159	3,210,182

Adjusted EBITDA	536,342	677,589

Adjusted EBITDA, margin	18.31%	21.11%

Mining Segment

US$ thousand	FY 2011	FY 2010
Net income	1,069,892	756,687

Add:
Depreciation, depletion and amortization Forex loss / (gain)	328,521	281,392
Loss from remeasurement of contingent liabilities at	60,718	(9,353)
fair value	1,760	1,630
Interest expense	310,318	333,684
Interest income	(138,960)	(133,276)
Net result on the disposal of non-current assets	8,609	8,235
Amount attributable to non-controlling interests	80,050	43,130
Income taxes	302,919	185,807

Adjusted EBITDA	2,023,827	1,467,936

US$ thousand	4Q 2011	3Q 2011
Net income	439,066	14,206

Add:	84,077	82,253
Depreciation, depletion and amortization	(38,597)	289,501
Forex loss / (gain)	457	448
Loss from remeasurement of contingent liabilities at	51,167	87,912
fair value	(20,988)	(30,065)
Interest expense	8,891	(663)
Interest income	22,983	16,316
Net result on the disposal of non-current assets	45,768	51,937
Amount attributable to non-controlling interests Income taxes

Adjusted EBITDA	592,825	511,845

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2011	FY 2010
Revenue (including intersegment sales)	5,192,028	3,856,165

Adjusted EBITDA	2,023,827	1,467,936

Adjusted EBITDA, margin	38.98%	38.07%

US$ thousand	4Q 2011	3Q 2011
Revenue (including intersegment sales)	1,325,179	1,397,461

Adjusted EBITDA	592,825	511,845

Adjusted EBITDA, margin	44.74%	36.63%

Steel Segment

US$ thousand	FY 2011	FY 2010
Net (loss) / income	(232,606)	90,847

Add:
Depreciation, depletion and amortization	125,987	110,910
Forex loss	80,739	7,141
Interest expense	318,956	228,142
Interest income	(13,377)	(34,736)
Net result on the disposal of non-current assets	271	2,803
Amount attributable to non-controlling interests	(9,708)	(12,483)
Income taxes	48,613	20,953

Adjusted EBITDA	318,875	413,577

US$ thousand	4Q 2011	3Q 2011
Net income / (loss)	(194,389)	18,037

Add:	31,149	33,346
Depreciation, depletion and amortization	21,591	22,270
Forex loss	73,410	85,478
Interest expense	(2,569)	(1,766)
Interest income	1,463	390
Net result on the disposal of non-current assets	(560)	(9,049)
Amount attributable to non-controlling interests	20,099	4,760
Income taxes

Adjusted EBITDA	(49,806)	153,466

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2011	FY 2010
Revenue (including intersegment sales)	7,464,833	5,833,677

Adjusted EBITDA	318,875	413,577

Adjusted EBITDA, margin	4.27%	7.09%

US$ thousand	4Q 2011	3Q 2011
Revenue (including intersegment sales)	1,617,376	1,866,260

Adjusted EBITDA	(49,806)	153,466

Adjusted EBITDA, margin	-3.08%	8.22%

Ferroalloys Segment

US$ thousand	FY 2011	FY 2010
Net loss	(71,578)	(186,256)

Add:
Depreciation, depletion and amortization	89,986	67,303
Forex (gain) / loss	(24,211)	16,784
Interest expense	51,568	133,241
Interest income	(2,117)	(5,350)
Net result on the disposal of non-current assets	1,174	4,723
Amount attributable to non-controlling interests	(690)	(630)
Income taxes	1,747	64,616

Adjusted EBITDA	45,879	94,431

US$ thousand	4Q 2011	3Q 2011
Net loss	(39,141)	(9,691)

Add:	23,497	22,375
Depreciation, depletion and amortization	2,586	(15,652)
Forex (gain)/ loss	1,868	9,312
Interest expense	(375)	(851)
Interest income	964	(263)
Net result on the disposal of non-current assets	(1,984)	(1,125)
Amount attributable to non-controlling interests	1,362	(1,324)
Income taxes

Adjusted EBITDA	(11,223)	2,781

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2011	FY 2010
Revenue (including intersegment sales)	674,445	629,052

Adjusted EBITDA	45,879	94,431

Adjusted EBITDA, margin	6.80%	15.01%

US$ thousand	4Q 2011	3Q 2011
Revenue (including intersegment sales)	131,885	163,542

Adjusted EBITDA	(11,223)	2,781

Adjusted EBITDA, margin	-8.51%	1.70%

Power Segment

US$ thousand	FY 2011	FY 2010
Net income	(5,808)	16,859

Add:
Depreciation, depletion and amortization	16,616	14,975
Forex gain	(170)	(28)
Interest expense	18,522	19,663
Interest income	(206)	(138)
Net result on the disposal of non-current assets	(4,928)	(930)
Amount attributable to non-controlling interests	5,910	4,745
Income taxes	6,601	5,280

Adjusted EBITDA	36,537	60,426

US$ thousand	4Q 2011	3Q 2011
Net loss	(5,907)	(13,374)

Add:	811	4,812
Depreciation, depletion and amortization	(20)	(393)
Forex (gain) / loss	4,158	4,072
Interest expense	2	1
Interest income	(16)	(252)
Net result on the disposal of non-current assets	2,076	353
Amount attributable to non-controlling interests	1,917	(2,253)
Income taxes

Adjusted EBITDA	3,019	(7,032)

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2011	FY 2010
Revenue (including intersegment sales)	1,283,473	1,062,678

Adjusted EBITDA	36,537	60,426

Adjusted EBITDA, margin	2.85%	5.69%

US$ thousand	4Q 2011	3Q 2011
Revenue (including intersegment sales)	336,884	276,882

Adjusted EBITDA	3,019	(7,032)

Adjusted EBITDA, margin	0.90%	-2.54%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
December 31, 2011		December 31, 2010

ASSETS
Cash and cash equivalents	$643,379	$340,800
Accounts receivable, net of allowance for doubtful accounts of $50,966 in 2011 and $52,785 in 2010	824,560	529,107
Due from related parties	1,315,288	682,342
Inventories	2,599,097	1,866,626
Deferred income taxes	36,056	34,480
Prepayments and other current assets	654,285	737,651
Total current assets	6,072,665	4,191,006

Long-term investments in related parties	8,150	8,764
Other long-term investments	13,997	14,624
Property, plant and equipment, net	7,076,303	5,392,326
Mineral licenses, net	4,733,676	4,971,728
Other non-current assets	222,442	220,592
Deferred income taxes	27,817	9,564
Goodwill	1,151,187	969,560
Total assets	$19,306,237	$15,778,164

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$2,651,357	$2,077,809
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	976,187	647,033
Advances received	206,156	243,069
Accrued expenses and other current liabilities	281,762	264,746
Taxes and social charges payable	277,284	244,782
Unrecognized income tax benefits	2,190	4,266
Due to related parties	179,672	96,694
Asset retirement obligation, current portion	3,703	7,004
Deferred income taxes	41,822	28,276
Pension obligations, current portion	22,172	34,596
Dividends payable	4	1,639
Finance lease liabilities, current portion	96,907	49,665
Total current liabilities	$4,739,216	$3,699,579

Long-term debt, net of current portion	6,745,524	5,240,620
Asset retirement obligations, net of current portion	40,214	49,216
Pension obligations, net of current portion	144,182	153,472
Deferred income taxes	1,514,014	1,518,558
Finance lease liabilities, net of current portion	375,249	130,367
Other long-term liabilities	382,512	35,341
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2011 and 2010)	133,507	133,507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2011 and 2010)	25,314	25,314
Additional paid-in capital	845,994	847,137
Accumulated other comprehensive loss	(356,147)	(200,983)
Retained earnings	4,342,096	3,822,861

Equity attributable to shareholders of Mechel OAO	4,990,764	4,627,836
Non-controlling interests	374,562	323,175

Total equity	5,365,326	4,951,011

Total liabilities and equity	$19,306,237	$15,778,164

Consolidated Statements of Income and Comprehensive
Income
(in thousands of U.S. dollars)	For year ended December 31,
	2011	2010

Revenue, net (including related party amounts of $904,876 and $686,172 during 2011 and 2010, respectively)	$12,546,285	$9,746,036
Cost of goods sold (including related party amounts of $1,612,001 and $1,225,802 during 2011 and 2010, respectively)	(8,221,251)	(6,149,310)

Gross profit	4,325,034	3,596,726
Selling, distribution and operating expenses:
Selling and distribution expenses	(1,724,539)	(1,435,283)
Taxes other than income tax	(102,899)	(110,759)
Accretion expense	(6,822)	(6,545)
Loss on write-off of property, plant and equipment	(11,006)	(10,776)
Recovery of allowance for doubtful accounts	337	11,933
General, administrative and other operating expenses, net	(648,442)	(513,089)

Total selling, distribution and operating expenses , net	(2,493,371)	(2,064,519)

Operating income	1,831,663	1,532,207
Other income and (expense):
Income from equity investments	304	1,184
Interest income	16,786	17,167
Interest expense	(561,490)	(558,397)
Foreign exchange loss	(117,076)	(14,544)
Other expenses, net	(6,860)	(8,987)

Total other income and (expense), net	(668,336)	(563,577)

Income from continuing operations, before income tax	1,163,327	968,630
Income tax expense	(359,880)	(276,656)

Net income	803,447	691,974

Less: Net income attributable to non-controlling interests	(75,562)	(34,761)

Net income attributable to shareholders of Mechel OAO	$727,885	$657,213
Less: Dividends on preferred shares	(78,281)	(8,780)
Net income attributable to common shareholders of Mechel OAO	649,604	648,433

Net income	803,447	691,974
Currency translation adjustment	(170,794)	(26,218)
Change in pension benefit obligation	(7,160)	(9,466)
Adjustment of available-for-sale securities	(2,245)	4,838

Comprehensive income	$623,248	$661,128

Comprehensive income attributable to non-controlling interests	(50,527)	(32,498)
Comprehensive income attributable to shareholders of Mechel OAO	572,721	628,630

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	Year ended December 31,
	2011	2010
Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO	727,885	657,213
Net income attributable to non-controlling interests	75,562	34,761

Net income	$803,447	$691,974
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	377,312	329,959
Depletion and amortization	183,799	144,621
Foreign exchange loss	117,076	14,544
Deferred income taxes	6,676	75,395
Recovery of allowance for doubtful accounts	(337)	(10,567)
Change in inventory reserves	18,276	(20,225)
Accretion expense	6,822	6,545
Loss on write-off of property, plant and equipment	11,006	10,776
Income from equity investments	(304)	(1,184)
Non-cash interest on pension liabilities	13,625	14,409
(Gain) loss on sale of property, plant and equipment	(5,350)	1,016
Loss on sale of investments	6	2,589
Change in asset retirement obligations	(6,809)	(10,967)
Gain on accounts payable with expired legal term	(5,390)	(5,523)
Gain on forgiveness of fines and penalties	(47)	—
Amortization of loan origination fee	54,458	41,970
Loss resulting from accretion and remeasurement of contingent obligation	1,760	1,630
Pension benefit olan curtailment gain	(38,711)	(13,910)
Gain from bargain purchase	—	(7,515)
Remeasurement of equity interest	—	2,044
Pension service cost, amortisation of prior service cost and actuarial (gain) loss, other expenses	5,226	6,946
Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	(319,987)	(148,199)
Inventories	(765,456)	(761,717)
Trade payable to vendors of goods and services	254,395	43,869
Advances received	(145,554)	86,047
Accrued taxes and other liabilities	13,215	143,194
Settlements with related parties	390,940	(506,676)
Other current assets	(79,607)	(260,529)
Advanced payments to non-state pension funds	—	(4,922)
Unrecognized income tax benefits	(2,285)	(12,965)
Net cash provided by (used in) operating activities	888,202	(147,371)

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	(70,044)	—
Acquisition of TPP Rousse, less cash acquired	—	(70,197)
Acquisition of SC Donau Commodities SRL, less cash acquired	—	(11,040)
Acquisition of Ramatex, less cash acquired	—	(2,640)
Acquisition of other subsidiaries, less cash acquired	(5,643)	(5,621)
Capital contribution in affiliates	(571)	—
Proceeds from asset trust management	—	7,126
Proceeds from disposal of investments in affiliates	6	2,834
Proceeds from disposal of securities	—	9,346
Short-term loans issued and other investments (including related party amounts of $944,530 in 2011)	(1,089,850)	(275,811)
Proceeds from short-term loans issued	353,624	207,132
Proceeds from disposals of property, plant and equipment	29,111	9,768
Prepayment for the participation in auction	(7,869)	—
Purchases of mineral licenses	(23,088)	—
Purchases of property, plant and equipment	(1,806,457)	(990,100)
Net cash used in investing activities	(2,620,781)	(1,119,203)

Cash Flows from Financing Activities
Proceeds from borrowings	5,957,260	8,181,372
Repayment of borrowings	(3,603,366)	(6,874,723)
Dividends paid	(210,233)	(23,325)
Acquisition of non-controlling interest in subsidiaries	(283)	(17,481)
Repayment of obligations under finance lease	(99,372)	(55,718)
Sale leaseback proceeds	35,049	—
Net cash provided by financing activities	2,079,055	1,210,125

Effect of exchange rate changes on cash and cash equivalents	(43,897)	(17,447)
Net increase (decrease) in cash and cash equivalents	302,579	(73,896)

Cash and cash equivalents at beginning of period	340,800	414,696
Cash and cash equivalents at end of period	$643,379	$340,800